Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	State of Organization	Date of Organization
Elite Products International, Inc.	Florida	December 7, 2017
Stempro International, Inc.	Nevada	January 14, 2019
Cannberry Tek, Inc.	Florida	February 7, 2019